United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale's EGM 12/21/2022 - Final Synthetic Map

Vale S.A. (“Vale” or the “Company”), pursuant to the CVM Resolution n. 81/2021, discloses the final synthetic voting map for each item of resolution on the agenda of the Extraordinary General Meeting (“EGM”), which was held on this date.

Information on that map is available in the attached spreadsheet¹, which presents votes of 3,822,472,476 shares for the EGM.

Rio de Janeiro, December 21st, 2022.

Gustavo Duarte Pimenta

Executive Officer for Investor Relations

¹ In the attached spreadsheet, the " Abstain" column includes blank, null and abstention votes.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Vale's EGM 12/21/2022 - Final Synthetic Map
Resolution	Vote	Qtty. Shares
1. Amendments of wording	Approve	3,270,624,241
	Reject	965,388
	Abstain	550,882,847
2. Changes in Board of Directors and Executive Board meetings	Approve	3,270,551,347
	Reject	983,835
	Abstain	550,937,294
3. Changes in the authorities of the Board of Directors and the Executive Board	Approve	3,270,367,940
	Reject	1,019,264
	Abstain	551,085,272
4. Provisions about the Advisory Committees to the Board of Directors	Approve	3,270,386,323
	Reject	1,001,313
	Abstain	551,084,840
5. Consolidation of the Bylaws to reflect the changes approved in the Meeting	Approve	3,270,417,379
	Reject	958,505
	Abstain	551,096,592

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 21, 2022		Head of Investor Relations